United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
July 2008
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-    .)

INCORPORATION BY REFERENCE
      This report on Form 6-K is hereby incorporated by reference into the prospectus that forms part of the Registration Statement on Form F-3 of Companhia Vale do Rio Doce, File No. 333-143857, and the Registration Statement on Form F-3 of Vale Capital Limited, File No. 333-143857-01, each filed with the U.S. Securities and Exchange Commission on June 18, 2007, and shall be deemed to be a part thereof from the date on which this report is furnished to the SEC, to the extent not superseded by documents or reports subsequently filed or furnished.
COMPANHIA VALE DO RIO DOCE
INDEX TO CONDENSED CONSOLIDATED FINANCIAL INFORMATION

Condensed Consolidated Balance Sheets
Expressed in millions of United States Dollars

	March 31,	December 31,
	2008	2007
	(Unaudited)
Assets
Current assets
Cash and cash equivalents	2,264	1,046
Accounts receivable
Related parties	295	281
Unrelated parties	3,544	3,671
Loans and advances to related parties	103	64
Inventories	3,824	3,859
Deferred income tax	824	603
Recoverable taxes	1,290	1,159
Others	621	697

	12,765	11,380

Property, plant and equipment, net, and intangible assets	55,379	54,625
Investments in affiliated companies, joint ventures and other investments	2,942	2,922
Other assets
Goodwill on acquisition of subsidiaries	3,594	3,791
Loans and advances
Related parties	3	3
Unrelated parties	139	127
Prepaid pension cost	1,041	1,009
Prepaid expenses	200	200
Judicial deposits	1,166	1,124
Advances to suppliers — energy	572	574
Recoverable taxes	203	199
Unrealized gains on derivative instruments	606	673
Others	204	90

	7,728	7,790

TOTAL	78,814	76,717

The accompanying notes are an integral part of this condensed consolidated financial information.

Condensed Consolidated Balance Sheets
Expressed in millions of United States Dollars
(Except number of shares)
(Continued)

	March 31,	December 31,
	2008	2007
	(Unaudited)
Liabilities and stockholders’ equity
Current liabilities
Suppliers	2,442	2,430
Payroll and related charges	543	734
Minimum annual dividends attributed to stockholders	2,683	2,683
Current portion of long-term debt — unrelated parties	1,301	1,249
Short-term debt	291	167
Loans from related parties	22	6
Provision for income taxes	524	1,198
Taxes payable and royalties	332	322
Employees post retirement benefits	132	131
Sub-concession	225	210
Unrealized losses on derivative instruments	557	346
Provisions for asset retirement obligations	63	64
Others	524	543

	9,639	10,083

Long-term liabilities
Employees post retirement benefits	2,060	2,204
Long-term debt — unrelated parties	18,909	17,608
Provisions for contingencies (Note 14 (c))	2,220	2,453
Unrealized losses on derivative instruments	—	5
Deferred income tax	5,640	5,725
Provisions for asset retirement obligations	912	911
Sub-concession	225	210
Others	1,634	1,687

	31,600	30,803

Minority interests	2,557	2,555

Commitments and contingencies (Note 14)

Stockholders’ equity (Note 11)
Preferred class A stock — 7,200,000,000 no-par-value shares authorized and 1,919,516,400 issued	4,953	4,953
Common stock — 3,600,000,000 no-par-value shares authorized and 2,999,797,716 issued	7,742	7,742
Treasury stock — 30,341,012 preferred and 56,582,040 common shares	(389)	(389)
Additional paid-in capital	498	498
Mandatory convertible notes in common shares	1,288	1,288
Mandatory convertible notes in preferred shares	581	581
Other cumulative comprehensive income	1,402	1,655
Undistributed retained earnings	15,508	15,317
Unappropriated retained earnings	3,435	1,631

	35,018	33,276

TOTAL	78,814	76,717

The accompanying notes are an integral part of this condensed consolidated financial information.

Condensed Consolidated Statements of Income
Expressed in millions of United States Dollars
(Except per share amounts)

	Three-month period ended (unaudited)
		December 31,
	March 31, 2008	2007	March 31, 2007
Operating revenues, net of discounts, returns and allowances
Sales of ores and metals	6,857	7,213	6,634
Revenues from logistic services	362	389	331
Aluminum products	646	672	649
Other products and services	183	138	66

	8,048	8,412	7,680
Taxes on revenues	(216)	(249)	(191)

Net operating revenues	7,832	8,163	7,489

Operating costs and expenses

Cost of ores and metals sold	(3,440)	(3,687)	(3,813)
Cost of logistic services	(212)	(231)	(188)
Cost of aluminum products	(493)	(486)	(369)
Others	(97)	(100)	(20)

	(4,242)	(4,504)	(4,390)
Selling, general and administrative expenses	(322)	(424)	(268)
Research and development	(190)	(262)	(113)
Others	(163)	(290)	(16)

	(4,917)	(5,480)	(4,787)

Operating income	2,915	2,683	2,702

Non-operating income (expenses)
Financial income	55	58	121
Financial expenses	(878)	(227)	(659)
Foreign exchange and monetary gains, net	112	304	770
Gain on sale of investments	80	—	—

	(631)	135	232

Income before income taxes, equity results and minority interests	2,284	2,818	2,934

Income taxes
Current	(654)	(610)	(833)
Deferred	296	394	191

	(358)	(216)	(642)

Equity in results of affiliates and joint ventures and other investments	119	136	138
Minority interests	(24)	(165)	(213)

Net income	2,021	2,573	2,217

Basic and diluted earnings per share
Earnings per preferred share	0.41	0.52	0.46
Earnings per common share	0.41	0.52	0.46
Earnings per convertible notes linked to preferred share (*)	0.66	0.79	—
Earnings per convertible notes linked to common share (*)	0.74	0.85	—

(*)	Basic earnings per share only as dilution assumes conversion.
The accompanying notes are an integral part of this condensed consolidated financial information.

Condensed Consolidated Statements of Cash Flows
Expressed in millions of United States Dollars

	Three-month period ended (unaudited)
		December 31,
	March 31, 2008	2007	March 31, 2007
Cash flows from operating activities:
Net income	2,021	2,573	2,217
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation, depletion and amortization	766	737	392
Dividends received	48	112	90
Equity in results of affiliates and joint ventures	(119)	(136)	(138)
Deferred income taxes	(296)	(394)	(191)
Loss on disposal of property, plant and equipment	37	104	—
Gain on sale of investments	(80)	—	—
Foreign exchange and monetary losses (gains), net	(146)	(266)	(772)
Unrealized derivative losses (gains), net	318	(326)	(85)
Minority interests	24	165	213
Unrealized interest (income) expense, net	81	(23)	173
Others	(18)	46	23
Decrease (increase) in assets:
Accounts receivable	202	135	103
Inventories	(64)	(558)	673
Others	(155)	80	(404)
Increase (decrease) in liabilities:
Suppliers	(54)	429	46
Payroll and related charges	(248)	106	(161)
Income taxes	(718)	(582)	(54)
Others	(191)	260	157

Net cash provided by operating activities	1,408	2,462	2,282

Cash flows from investing activities:
Loans and advances receivable
Related parties
Additions	—	(32)	—
Repayments	25	—	10
Others	—	(1)	—
Judicial deposits	(34)	(50)	(32)
Additions to investments	(13)	(230)	(52)
Additions to property, plant and equipment	(1,625)	(2,747)	(1,106)
Proceeds from disposal of investments	134	—	—
Cash used to acquire subsidiaries, net of cash acquired	—	—	(2,023)

Net cash used in investing activities	(1,513)	(3,060)	(3,203)

Cash flows from financing activities:
Short-term debt, additions	801	2,021	497
Short-term debt, repayments	(672)	(1,877)	(206)
Loans
Related parties
Additions	18	1	117
Repayments	(2)	(39)	(113)
Issuances of long-term debt
Others	1,330	646	6,463
Repayments of long-term debt
Others	(105)	(114)	(6,205)
Interest attributed to stockholders	—	(1,050)	—
Dividends to minority interest	—	(429)	(61)

Net cash provided by (used in) financing activities	1,370	(841)	492

Increase (decrease) in cash and cash equivalents	1,265	(1,439)	(429)
Effect of exchange rate changes on cash and cash equivalents	(47)	(23)	(65)
Cash and cash equivalents, beginning of period	1,046	2,508	4,448

Cash and cash equivalents, end of period	2,264	1,046	3,954

Cash paid during the period for:
Interest on short-term debt	(5)	(8)	(1)
Interest on long-term debt	(279)	(361)	(205)
Income tax	(1,672)	(732)	(606)
Non-cash transactions
Interest capitalized	(17)	(15)	(22)
The accompanying notes are an integral part of this condensed consolidated financial information.

Condensed Consolidated Statements of Changes in Stockholders’ Equity
Expressed in millions of United States Dollars
(except number of shares and per-share amounts)

	Three-month period ended (unaudited)
		December 31,
	March 31, 2008	2007	March 31, 2007
Preferred class A stock (including twelve special shares)
Beginning and end of the period	4,953	4,953	4,702

Common stock
Beginning and end of the period	7,742	7,742	3,806

Treasury stock
Beginning and end of the period	(389)	(389)	(389)

Additional paid-in capital
Beginning and end of the period	498	498	498

Mandatory convertible notes in common shares
Beginning and end of the period	1,288	1,288	—

Mandatory convertible notes in preferred shares
Beginning and end of the period	581	581	—

Other cumulative comprehensive income (deficit)
Cumulative translation adjustments
Beginning of the period	1,340	1,003	(1,628)
Change in the period	(205)	337	(44)

End of the period	1,135	1,340	(1,672)

Unrealized gain on available-for-sale securities
Beginning of the period	211	229	271
Change in the period	(6)	(18)	315

End of the period	205	211	586
Superavit (deficit) accrued pension plan
Beginning of the period	75	540	353
Change in the period	(15)	(465)	(9)

End of the period	60	75	344

Cash flow hedge
Beginning of the period	29	23	—
Change in the period	(27)	6	(10)

End of the period	2	29	(10)

Total other cumulative comprehensive income (deficit)	1,402	1,655	(752)

Undistributed retained earnings
Beginning of the period	15,317	6,560	9,555
Transfer from unappropriated retained earnings	191	8,757	437

End of the period	15,508	15,317	9,992

Unappropriated retained earnings
Beginning of the period	1,631	10,524	2,505
Net income	2,021	2,573	2,217
Interest attributed to mandatory convertible debt
Preferred class A stock	(8)	(8)	—
Common stock	(18)	(18)	—
Dividends and interest attributed to stockholders
Preferred class A stock	—	(1,049)	—
Common stock	—	(1,634)	—
Appropriation to undistributed retained earnings	(191)	(8,757)	(437)

End of the period	3,435	1,631	4,285

Total stockholders’ equity	35,018	33,276	22,142

Preferred class A stock (including twelve special shares)	1,919,516,400	1,919,516,400	959,758,200
Common stock	2,999,797,716	2,999,797,716	1,499,898,858
Treasury stock
Beginning of the period	(86,923,184)	(86,923,184)	(43,463,536)
Sales	132	—	1,872

End of the period	(86,923,052)	(86,923,184)	(43,461,664)

	4,832,391,064	4,832,390,932	2,416,195,394

Dividends and interest attributed to stockholders (per share):
Preferred class A stock (including twelve special shares)	—	0.56	—
Common stock	—	0.56	—
The accompanying notes are an integral part of this condensed consolidated financial information

Notes to the Condensed Consolidated Financial Information Expressed in millions of United States Dollars, unless otherwise stated

1	The Company and its operation

Companhia Vale do Rio Doce (Vale) is a limited liability company, duly organized under the laws of the Federative Republic of Brazil. Operations are carried out through Vale and our subsidiary companies, joint ventures and affiliates, and mainly consist of mining, non-ferrous metal production, logistics and steel activities.

On March 31, 2008, the main operating subsidiaries we consolidate are described as follows:

		% voting	Head office
Subsidiary	% ownership	capital	location	Principal activity
Alumina do Norte do Brasil S.A. — Alunorte (“Alunorte”)	57.03	61.04	Brazil	Alumina
Alumínio Brasileiro S.A. — Albras (“Albras”)	51.00	51.00	Brazil	Aluminum
CADAM S.A (CADAM)	61.48	100.00	Brazil	Kaolin
CVRD International S.A.	100.00	100.00	Swiss	Trading
CVRD Overseas Ltd.	100.00	100.00	Cayman Islands	Trading
Vale Inco Limited	100.00	100.00	Canada	Nickel
Ferrovia Centro-Atlântica S. A.	100.00	100.00	Brazil	Logistics
Minerações Brasileiras Reunidas S.A. — MBR (3)	92.99	92.99	Brazil	Iron ore
Mineração Onça Puma Ltda	100.00	100.00	Brazil	Nickel
Pará Pigmentos S.A. (“PPSA”)	86.17	86.57	Brazil	Kaolin
PT International Nickel Indonesia Tbk (“PT Inco”) (1)	61.16	61.16	Indonesia	Nickel
Rio Doce Manganês S.A.	100.00	100.00	Brazil	Manganese and Ferroalloys
Rio Doce Manganèse Europe — RDME	100.00	100.00	France	Ferroalloys
Rio Doce Manganese Norway — RDMN	100.00	100.00	Norway	Ferroalloys
Valesul Alumínio S.A.	100.00	100.00	Brazil	Aluminum
Vale Australia Pty Ltd. (2)	100.00	100.00	Australia	Coal

(1)	Through Vale Inco Limited;

(2)	Subsidiary consolidated as from April 2007 (Note 8); and

(3)	See Note 5.
2	Basis of consolidation

All majority-owned subsidiaries in which we have both share and management control are consolidated. All significant intercompany accounts and transactions are eliminated. Our variable interest entities in which we are the primary beneficiary are consolidated. Investments in unconsolidated affiliates and joint ventures are accounted for under the equity method (Note 8).

We evaluate the carrying value of our equity accounted investments in relation to publicly quoted market prices when available. If the quoted market price is below book value, and such decline is considered other than temporary, we write-down our equity investments to quoted market value.

We define joint ventures as businesses in which we and a small group of other partners each participate actively in the overall entity management, based on a shareholders agreement. We define affiliates as businesses in which we participate as a minority stockholder but with significant influence over the operating and financial policies of the investee.

Our participation in hydroelectric projects are made via consortium contracts under which we have an undivided interest in assets and are liable for our proportionate share of liabilities and expenses, which are based on our proportionate share of power output. We do not have joint liability for any obligations, and all our recorded costs, income, assets and liabilities relate to the entities within our group. Since there is no separate legal entity for these projects, there are no separate financial statements, income tax return, net income or shareholders’ equity. Brazilian Corporate Law explicitly states that no separate legal entity arises from consortium contract. Accordingly, we recognize our proportionate share of costs and our undivided interest in assets relating to hydroelectric projects.

3	Basis of Presentation

Our condensed consolidated interim financial information for the three-month periods ended March 31, 2008, December 31, 2007, and March 31, 2007, prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), are unaudited. However, in our opinion, such condensed consolidated financial information includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for interim periods. The results of operations for the three-month period ended March 31, 2008, are not necessarily indicative of the actual results expected for the full fiscal year ending December 31, 2008.

These condensed consolidated financial information should be read in conjunction with our consolidated financial statements as of and for the year ended December 31, 2007, prepared in accordance with US GAAP.

In preparing the condensed consolidated financial information, we are required to use estimates to account for certain assets, liabilities, revenues and expenses. Our condensed consolidated financial statements therefore include various estimates concerning the selection of useful lives of property, plant and equipment, provisions necessary for contingent liabilities, fair values assigned to assets and liabilities acquired and assumed in business combinations, income tax valuation allowances, employee post-retirement benefits and other similar evaluations. Actual results may vary from our estimates.

For the Brazilian operations, the U.S. Dollar amounts for the periods and years presented have been remeasured (translated) from the Brazilian currency amounts in accordance with the criteria set forth in Statement of Financial Accounting Standards (SFAS) 52 — “Foreign Currency Translation” (SFAS 52).

We have remeasured all assets and liabilities into U.S. dollars at the current exchange rate at each balance sheet date (R$ 1.7491 and R$ 1.7713 at March 31, 2008 and December 31, 2007, respectively to US$ 1.00 or the first available exchange rate if exchange on the last day of the period, was not available), and all accounts in the statements of income (including amounts relating to local currency indexation and exchange gains or losses on assets and liabilities denominated in foreign currency) at the average rates prevailing during the period. The translation gain or loss resulting from this remeasurement process is included in the cumulative translation adjustments account in stockholders’ equity.

4	Recently-issued accounting pronouncements

In March 2008, the (FASB) issued SFAS 161, “Disclosures about Derivative Instruments and Hedging Activities”. The new standard is intended to improve financial reporting about instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008 with early application encouraged. We are currently studying the possible effects which may arise upon adoption of this standard.

In February 2008, the Financial Accounting Standard (FASB) issued FSP FAS 157-2, “Effective Date of FASB Statement No. 157”. The objective of this FSP is to delay the effective date of FASB Statement No. 157, Fair Value Measurements, for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis. The delay is intended to allow the Board and constituents additional time to consider the effect of various implementation issues that have arisen, or that may arise, from the application of Statement 157. This FSP shall be effective upon issuance.

5	Major acquisitions and disposals

In February 2008, we sold all of our interest in Jubilee Mines N.L. (held by our subsidiary Vale Inco), corresponding to 4.83% of its common shares, for US$134 generating a gain of US$80.

In October, 2007 we were awarded, in a public auction, a 30-year sub-concession agreement, under which we purchased the right to use the Ferrovia Norte Sul S.A. — FNS for US$837, payable in three installments. The first installment, equivalent to US$ 412 and corresponding to 50% was paid in December 2007. The second and third installments, each one representing 25% of the total amount, are to be paid in December 2008, and 2009, upon the completion of the railroad. The outstanding installments are indexed to the general price index (IGP-DI) and accrue interest of 12% p.a.

In July 2007, we sold our interest in Lion Ore Mining International Ltd. (held by our subsidiary Vale Inco), corresponding to 1.8% of its common shares for US$105, generating a gain of US$80.

In June 2007, we sold through primary and secondary public offerings, 25,213,664 common shares, representing 57.84% of the total capital of our subsidiary Log-In Logística Intermodal S.A. (“Log-In”) for US$179, recording a gain of US$155.

In July 2007, we sold an additional 5.1% stake in Log-In for US$24 recording a gain of US$21. At December 31, 2007, we held 31.33% of the voting and total capital of this entity, which is accounted for as at the equity method.

In May 2007, we sold in a public offering, part of our shareholding in Usinas Siderúrgicas de Minas Gerais S.A. — USIMINAS, an available-for-sale investee, for US$728, recording a gain of US$456. We have retained the minimum number of shares required to participate in the current shareholders agreement of the investee.

In May 2007, we acquired a further 6.25% of the total share capital of Empreendimentos Brasileiros de Mineração S.A. (EBM), whose main asset is its interest in MBR, for US$231 and as a result, our direct and indirect stake in MBR increased to 92.99% of total and voting capital. We simultaneously entered into an usufruct agreement with minority shareholders whereby they transferred to us all rights and obligations with respect to their EBM shares, including rights to dividends for the next 30 years, for which we will make an initial payment of US$61 plus an annual fee of US$48 for each of the next 29 years. The present value of the future obligation is recorded as a liability and the corresponding charge recorded to minority interests in the balance sheet.

In April 2007, we concluded the acquisition of 100% of Vale Australia (former AMCI Holdings Australia Pty — AMCI HA), a private company domiciled in Australia which owns and operates coal mines in that country, for US$656.

The purchase price allocations based on the fair values of acquired assets and liabilities was based on management’s internal valuation estimates.

Such allocations were finalized based on valuation and other studies, performed by us with the assistance of outside valuation specialists. Accordingly, the purchase price allocation adjustments for acquisitions are as follows:

Valuation	656
Purchase price	(186)
Book value of assets acquired and liabilities assumed, net	(458)
Adjustment to fair value of property, plant and equipment	(29)
Deferred taxes on the above adjustments	52

Goodwill	35

In March 2007, we acquired the remaining 18% minority interest in Ferro-Gusa Carajás for US$20, which then became a wholly-owned subsidiary.

6	Income taxes

Income taxes in Brazil comprise federal income tax and social contribution, which is an additional federal tax. The statutory composite enacted tax rate applicable in the periods presented is 34% represented by a 25% federal income tax rate plus a 9% social contribution rate.

In other countries where we have operations, the applicable tax rates vary from 1.67% to 40%.

The amount reported as income tax expense in our consolidated financial statements is reconciled to the statutory rates as follows:

	Three-month period ended (unaudited)
	March 31, 2008			December 31, 2007			March 31,
	Brazil	Foreign	Total	Brazil	Foreign	Total	2007
Income before income taxes, equity results and minority interests	522	1,762	2,284	1,299	1,519	2,818	2,934

Federal income tax and social contribution expense at statutory enacted rates	(177)	(599)	(776)	(442)	(516)	(958)	(998)
Adjustments to derive effective tax rate:
Tax benefit on interest attributed to stockholders	169	—	169	129	—	129	103
Difference on tax rates of foreign income	—	258	258	—	676	676	193
Difference on tax basis of equity investees	—	(20)	(20)	—	(59)	(59)	(32)
Tax incentives	15	—	15	7	—	7	52
Other non-taxable gains (losses)	(59)	55	(4)	(12)	1	(11)	40

Federal income tax and social contribution expense in consolidated statements of income	(52)	(306)	(358)	(318)	102	(216)	(642)

We have certain income tax incentives relating to our manganese operations in Carajás, our potash operations in Rosario do Catete, our alumina and aluminum operations in Barcarena and our kaolin operations in Ipixuna and Mazagão. The incentives relating to manganese comprise partial exemption up to 2013. The incentive relating to alumina and potash comprise full income tax exemption on defined production levels, which expires in 2009 and 2013, respectively, while the partial exemption incentives relative to aluminum and kaolin expire in 2013. An amount equal to the tax saving must be appropriated to a reserve account within stockholders’ equity and may not be distributed in the form of cash dividends.

We also have income tax incentives related to our Goro Project under development in New Caledonia. These incentives include an income tax holiday during the construction phase of the project and throughout a 15-year period commencing in the first year in which commercial production, as defined by the applicable legislation, is achieved followed by a five-year, 50 per cent income tax holiday. In addition, Goro qualifies for certain exemptions from indirect taxes such as import duties during the construction phase and throughout the commercial life of the project. Certain of these tax benefits, including the income tax holiday, are subject to an earlier phase out should the project achieve a specified cumulative rate of return. We are subject to a branch profit tax commencing in the first year in which commercial production is achieved, as defined by the applicable legislation. To date, we have not recorded any taxable income for New Caledonian tax purposes. The benefits of this legislation are expected to apply with respect to taxes payable once the Goro project is in operation.

Effective January 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes.

We are subject to examination by the tax authorities for up to five years regarding our operations in Brazil, ten years for Indonesia, and five and six years for Canada, except for Newfoundland which has no limit.

Brazilian tax loss carryforwards have no expiration date though offset is restricted to 30% of annual income before tax.

The reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (unaudited): (See note 14 (b) Tax — related actions)

Balance at January 1, 2008	1,046

Increase resulting from tax positions taken	35
Decrease resulting from tax positions taken	(14)
Changes in tax legislation	6
Effects of translation from Brazilian Reais into U.S.	3

Balance at March 31, 2008	1,076

7	Inventories

	March 31, 2008	December 31, 2007
	(Unaudited)
Finished products
Nickel (co-products and by-products)	1,743	1,812
Iron ore and pellets	571	588
Manganese and ferroalloys	122	106
Alumina	52	44
Aluminum	99	132
Kaolin	41	42
Copper concentrate	32	15
Coal	39	38
Others	15	36
Spare parts and maintenance supplies	1,110	1,046

	3,824	3,859

There was no write down recorded in the periods presented.

8	Investments in affiliated companies and joint ventures

							Equity in earnings (losses) of investee
	March 31, 2008				Investments		adjustments			Dividends received
							Three-month period ended (unaudited)			Three-month period ended (unaudited)
				Net income
	Participation in		Net	(loss) for the	March 31,	December	March 31,	December	March 31,	March 31,	December	March 31,
	capital (%)		equity	period	2008	31, 2007	2008	31, 2007	2007	2008	31, 2007	2007
	voting	total
Ferrous
Companhia Nipo-Brasileira de Pelotização — NIBRASCO (1)	51.11	51.00	114	(8)	58	61	(4)	2	6	—	—	—
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS (1)	51.00	50.89	90	4	46	43	2	(3)	6	—	—	—
Companhia Coreano-Brasileira de Pelotização — KOBRASCO (1)	50.00	50.00	95	5	47	45	2	4	5	—	21	—
Companhia Ítalo-Brasileira de Pelotização — ITABRASCO (1)	51.00	50.90	92	3	47	46	1	—	4	—	—	—
SAMARCO Mineração S.A. — SAMARCO (2)	50.00	50.00	1,078	97	600	546	48	56	60	—	25	50
Minas da Serra Geral S.A. — MSG	50.00	50.00	62	1	31	30	1	1	1	—	—	—
Others	—	—	—	—	30	30	2	3	1	—	—	—

					859	801	52	63	83	—	46	50

Logistics
MRS Logística S.A	37.86	41.50	904	70	375	342	29	34	23	—	24	—
LOG-IN Logística Intermodal S.A. (3)	31.33	31.33	353	17	110	107	5	6	—	—	—	—

					485	449	34	40	23	—	24	—

Steel
Usinas Siderúrgicas de Minas Gerais S.A. — USIMINAS (cost $180)	—	—	—	—	583	465	—	—	—	—	—	—
California Steel Industries Inc. — CSI	50.00	50.00	337	11	169	163	6	(7)	1	—	—	11
THYSSENKRUPP CSA Companhia Siderúrgica (4)	11.50	11.50	—	—	392	388	—	—	—	—	—	—

					1,144	1,016	6	(7)	1	—	—	11

Bauxite
Mineração Rio do Norte S.A. — MRN	40.00	40.00	248	34	99	184	14	21	22	48	—	29

					99	184	14	21	22	48	—	29

Coal
Henan Longyu Resources Co. Ltd	25.00	25.00	548	68	137	115	17	12	9	—	42	—
Shandong Yankuang International Company Ltd	25.00	25.00	93	(4)	23	23	(1)	2	—	—	—	—

					160	138	16	14	9	—	42	—

Nickel
Jubilee Mines N.L (cost $5) (5)	—	—	—	—	—	126
Mirabela Nickel Ltd (cost $24)	—	—	—	—	67	72	—	—	—	—	—	—
Skye Resources Inc (cost $36)	—	—	—	—	43	44	—	—	—	—	—	—
Heron Resources Inc (cost $25)	—	—	—	—	14	34	—	—	—	—	—	—
Others	—	—	—	—	24	23	—	5	—	—	—	—

					148	299	—	5	—	—	—	—

Other affiliates and joint ventures
Others	—	—	—	—	47	35	(3)	—	—	—	—	—

					47	35	(3)	—	—	—	—	—

					1,598	1,672	33	33	32	48	42	40

Total					2,942	2,922	119	136	138	48	112	90

(1)	Although Vale held a majority of the voting interest of investees accounted for under the equity method, existing veto rights held by minority shareholders under shareholder agreements preclude consolidation;

(2)	Investment includes goodwill of US$61 in 2008 and 2007;

(3)	Investment non consolidated since June, 2007;

(4)	Pre-operating company;

(5)	Sold in February, 2008 (note 5)

9	Short-term debt

Our short-term borrowings are mainly from commercial banks and relate to export financing denominated in United States Dollars.

Average interest rates on short-term borrowings were 4.7%, and 5.5% at March 31, 2008 and 2007, respectively.

10	Long-term debt

	Current liabilities		Long-term liabilities
	March 31,	December	March 31,	December
	2008	31,2007	2008	31,2007
	(Unaudited)		(Unaudited)
Foreign debt
Loans and financing denominated in the following currencies:
United States Dollars	211	212	6,000	5,927
Others	53	64	214	214
Fixed Rate Notes — US$ denominated	—	—	6,676	6,680
Debt securities — export sales (*) — US$ denominated	54	53	192	205
Perpetual notes	—	—	87	87
Accrued charges	195	282	—	—

	513	611	13,169	13,113

Local debt

Denominated in Long-Term Interest Rate — TJLP/CDI	597	586	2,343	1,148
Denominated in General Price Index-Market (IGPM)	—	1	1	1
Basket of currencies	1	2	5	6
Non-convertible debentures	—	—	3,391	3,340
Accrued charges	190	49	—	—

	788	638	5,740	4,495

Total	1,301	1,249	18,909	17,608

(*) Debt securities secured by future receivables arising from export sales.
On January 28, 2008 we entered into a trade finance agreement with local Brazilian bank in the amount of US$ 1.1 billion with final maturity in 2018.
The long-term portion at March 31, 2008 falls due as follows:

2009	301
2010	2,509
2011	2,602
2012	1,107
2013 and thereafter	12,056
No due date (Perpetual notes and non-convertible debentures)	334

18,909

At March 31, 2008 annual interest rates on long-term debt were as follows:

Up to 3%	29
3.1% to 5%	5,751
5.1% to 7%	6,397
7.1% to 9%	2,179
9.1% to 11%	140
Over 11% (*)	5,613
Variable (Perpetual notes)	101

20,210

(*)	Includes non-convertible debentures and other Brazilian-reais denominated debt that bear interest at CDI (Brazilian interbank certificate of deposit) rate plus spread. For these operations we have entered into derivative transactions to hedge our exposure on the floating rate debt denominated in reais. The total outstanding amount for these transactions is US$4,682 and the average cost of such debt after the hedge transactions is 5.6%.
The indexes applied to our debt and respective percentage variations in each quarter were as follows (unaudited):

	%
		December	March 31,
	March 31, 2008	31,2007	2007
TJLP — Long-Term Interest Rate (effective rate)	1.5	1.5	1.6
IGP-M — General Price Index — Market	2.4	3.5	1.1
Devaluation of United States Dollar against Real	(1.3)	(3.7)	(4.1)
Some of our long-term debt instruments contain financial covenants. Our principal covenants require us to maintain certain ratios, such as debt to EBITDA and interest coverage. We were in full compliance with our financial covenants as of March 31, 2008.

We have unused revolving credit lines of US$ 1.9 billion.

11	Stockholders’ equity

Each holder of common and preferred class A stock is entitled to one vote for each share on all matters that come before a stockholders’ meeting, except for the election of the Board of Directors, which is restricted to the holders of common stock. The Brazilian Government holds twelve preferred special shares which confer to it permanent veto rights over certain matters.

In September 2007, a stock split was effected and each existing, common and preferred, share was split into two shares. After the split our capital comprises 4,919,314,116 shares, of which 1,919,516,400 are class “A” preferred shares and 2,999,797,716 are common shares, including twelve special class shares without par value (“Golden Shares”). The share/ADR proportion was maintained at 1/1; therefore, each common and preferred share, continued to be represented by one ADR supported by one common share (NYSE: RIO) or by one ADR supported by one class “A” preferred share (NYSE: RIOPR) respectively. All numbers of share and per share amounts included herein reflect retroactive application of the stock split. The Notes due 2010, series RIO and RIO P, mandatorily convertible into Vale ADRs will have their conversion rates adjusted to reflect the share split.

In June 2007, we issued US$1,880 Mandatorily Convertible Notes due June 15, 2010 for total proceeds of US$1,869 net of commissions. The Notes bear interest at 5.50% per year payable quarterly and additional interest which will be payable based on the net amount of cash distribution paid to ADS holders. The US$1,296 Notes are mandatorily convertible into an aggregate maximum of 56,582,040 common shares and the US$584 Notes are mandatorily convertible into an aggregate maximum of 30,295,456 preferred class A shares. On the maturity date (whether at stated maturity or upon acceleration following an event of default), the Series RIO Notes will automatically convert into ADSs, each ADS representing one common share of Vale, and the Series RIO P Notes will automatically convert into ADSs, each ADS representing one preferred class A share of Vale. We currently hold the shares to be issued on conversion in treasury stock. The Notes are not repayable in cash. Holders of notes will have no voting rights. We will pay to the holders of our Series RIO Notes or RIO P Notes additional interest in the event that Vale makes cash distributions to all holders of RIO ADSs or RIO P ADSs, respectively. On 2007, the amount of additional interest totaled US$ 15. We determined, using a statistical model, that the potential variability in the number of shares to be converted is not a predominant feature of this hybrid financial instrument and thus classified it as an equity instrument within our stockholders’ equity. Other than during the cash acquisition conversion period, holders of the notes have the right to convert their notes, in whole or in part, at any time prior to maturity in the case of the Series RIO Notes, into RIO ADSs at the minimum conversion rate of 0.8664 RIO ADSs per Series RIO Note, and in the case of Series RIO P Notes, into RIO P ADSs at the minimum conversion rate of 1.0283 RIO P ADSs per Series RIO P Note.

Note	Twenty Day Market Value	Conversion Rate
Rio P	Less than or equal to US$19.30	2.5914
	Between US$19.30 and US$24.31	US$50.00 divided by the twenty day market value
	Equal to or greater than US$24.31	2.0566

Rio	Less than or equal to US$22.90	2.1834
	Between US$22.90 and US$28.86	US$50.00 divided by the twenty day market value
	Equal to or greater than US$28,86	1.7328
In October 2007, we paid US$1,050 to stockholders. The distribution was made in the form of interest on stockholders’ equity and dividends. In April 2007, we paid US$825 to stockholders. The distribution was made in the form of interest attributable to stockholders’ equity and dividends.

In April 2007, at an Extraordinary Shareholders’ Meeting the paid-up capital was increased by US$4,187 through transfer of reserves, without issuance of shares, to US$12,695.

Both common and preferred stockholders are entitled to receive a mandatory minimum dividend of 25% of annual adjusted net income based on the statutory accounting records, upon approval at the annual stockholders’ meeting. In the case of preferred stockholders, this dividend cannot be less than 6% of the preferred capital as stated in the statutory accounting records or, if greater, 3% of the statutory book equity value per share. For the year ended December 31, 2007, this annual minimum dividend corresponded to US$ 2,691 of which US$ 8 was paid on October 2007 and therefore we accrued the remaining value of US$ 2,683 with a direct charge to stockholders’ equity.

In December 2007, significant changes were made to Brazilian Corporate law to permit Brazil to converge with International Financial Reporting Standards (IFRS). Such changes will be effective for the fiscal year ended December 31, 2008. These changes may affect the method of calculating and amortizing goodwill on business combinations, the recognition of exchange gain and losses in foreign subsidiaries, joint ventures and affiliates and related tax effects, among others. These changes have yet to be codified by the regulator and we are currently studying the possible effects which may arise upon adoption this law.

Basic and diluted earnings per share

Basic and diluted earnings per share amounts have been calculated as follows:

	Three-month period ended (unaudited)
		December 31,
	March 31, 2008	2007	March 31, 2007
Net income for the period	2,021	2,573	2,217

Interest attributed to preferred convertible notes	(8)	(8)	—
Interest attributed to common convertible notes	(18)	(18)	—
Net income for the period adjusted	1,995	2,547	2,217
Basic and diluted earnings per share

Income available to preferred stockholders	766	978	867
Income available to common stockholders	1,193	1,523	1,350
Income available to convertible notes linked to preferred shares	12	16	—
Income available to convertible notes linked to common shares	24	30	—
Weighted average number of shares outstanding (thousands of shares) — preferred shares	1,889,173	1,889,175	1,889,172
Weighted average number of shares outstanding (thousands of shares) — common shares	2,943,216	2,943,216	2,943,216
Treasury preferred shares linked to mandatorily convertible notes	30,295	30,295	—
Treasury common shares linked to mandatorily convertible notes	56,582	56,582	—

Total	4,919,266	4,919,268	4,832,388

Earnings per preferred share	0.41	0.52	0.46
Earnings per common share	0.41	0.52	0.46
Earnings per convertible notes linked to preferred share (*)	0.66	0.79	—
Earnings per convertible notes linked to common share (*)	0.74	0.85	—

(*) Basic earnings per share only as dilution assumes conversion.
Were the conversion of the convertible notes considered in the calculation of diluted earnings per share they would generate a minor antidilutive effect as shown below:

	Three-month period ended (unaudited)
		December 31,
	March 31, 2008	2007	March 31, 2007
Income available to preferred stockholders	786	1,002	867
Income available to common stockholders	1,235	1,571	1,350
Weighted average number of shares outstanding (thousands of shares) — preferred shares	1,919,468	1,919,470	1,889,172
Weighted average number of shares outstanding (thousands of shares) — common shares	2,999,798	2,999,798	2,943,216
Earnings per preferred share	0.41	0.52	0.46
Earnings per common share	0.41	0.52	0.46
12	Other cumulative comprehensive income

	Three-month period ended (unaudited)
		December 31,
	March 31, 2008	2007	March 31, 2007
Comprehensive income is comprised as follows:
Net income	2,021	2,573	2,217
Cumulative translation adjustments	(205)	337	(44)
Unrealized gain (loss) on available-for-sale securities	(6)	(18)	315
Deficit accrued pension plan	(15)	(465)	(9)
Hedge/Cash flow hedge	(27)	6	(10)

Total comprehensive income	1,768	2,433	2,469

Tax effect on other comprehensive income (expense) allocated to each component
Unrealized gain on available-for-sale securities
Gross balance as of the period end	294	271	892
Tax (expense) benefit	(89)	(60)	(306)

Net balance as of the period end	205	211	586

Surplus (deficit) accrued pension plan
Gross balance as of the period end	108	134	528
Tax (expense) benefit	(48)	(59)	(184)

Net balance as of the period end	60	75	344

13	Pension cost

We previously disclosed in our consolidated financial statements for the year ended December 31, 2007, that we expected to contribute US$ 324 to our defined benefit pension plan in 2008. As of March 31, 2008, total contributions of US$ 88 had been made. We do not expect any significant change in our previous estimate.

	Three-month period ended (unaudited)
	March 31, 2008
	Overfunded	Underfunded	Underfunded
	pension plans	pension plans	other benefits
Service cost — benefits earned during the period	2	16	6
Interest cost on projected benefit obligation	54	62	23
Expected return on assets	(90)	(65)	—
Amortization of initial transitory obligation	3	—	(1)
Net deferral	(1)	—	—

Net periodic pension cost	(32)	13	28

	December 31, 2007
	Overfunded	Underfunded	Underfunded
	pension plans	pension plans	other benefits
Service cost — benefits earned during the period	3	18	6
Interest cost on projected benefit obligation	110	76	26
Expected return on assets	(205)	(73)	(4)
Amortization of initial transitory obligation	5	—	—
Net deferral	(6)	—	—

Net periodic pension cost	(93)	21	28

	March 31, 2007
	Overfunded	Underfunded	Underfunded
	pension plans	pension plans	other benefits
Service cost — benefits earned during the period	1	14	4
Interest cost on projected benefit obligation	46	48	16
Expected return on assets	(86)	(55)	—
Amortization of initial transitory obligation	2	—	—
Net deferral	(2)	—	—

Net periodic pension cost	(39)	7	20

14	Commitments and contingencies

(a)	We provided certain guarantees on behalf of Goro pursuant to which we guaranteed payments due from Goro of up to a maximum amount of $100 million (“Maximum Amount”) in connection with an indemnity. We also provided additional guarantees covering the amounts payable by Goro regarding (a) amounts exceeding the Maximum Amount in connection with the indemnity and (b) certain other amounts under lease agreements.

Sumic Nickel Netherlands B.V. (Sumic), a 21% shareholder of Goro, has a put option to sell to Vale Inco 25%, 50%, or 100% of this share of Goro. The put option can be exercised if the defined cost of the initial Goro project exceeds $4.2 billion at project rates and an agreement cannot be reached on how to proceed with the project.

We provided guarantees covering certain termination payments by Goro to the supplier under an electricity supply agreement (“ESA”) entered into in October 2004 for the Goro nickel-cobalt project. The amount of the termination payments guaranteed depends upon a number of factors, including whether any termination of the ESA occurs as a result of a default by Goro and the date of such an early termination. If Goro defaults under the ESA prior to the anticipated start date for electricity supply, the termination payment, which currently is at its maximum amount, would be 145 million euros. Once the supply of electricity under the ESA to the project begins, the guaranteed amounts will decrease over the life of the ESA.

(b)	We and our subsidiaries are defendants in numerous legal actions in the normal course of business. Based on the advice of our legal counsel, management believes that the amounts recognized are sufficient to cover probable losses in connection with such actions.

     The provision for contingencies and the related judicial deposits are composed as follows (Unaudited):

	March 31, 2008		December 31, 2007
	Provision for		Provision for
	contingencies	Judicial deposits	contingencies	Judicial deposits
Labor and social security claims	537	395	519	372
Civil claims	325	140	311	135
Tax — related actions	1,342	627	1,605	613
Others	16	4	18	4

	2,220	1,166	2,453	1,124

Labor and social security — related actions principally comprise claims by Brazilian employees and former employees for (i) payment of time spent traveling from their residences to the work-place, (ii) additional health and safety related payments and (iii) various other matters, often in connection with disputes about the amount of indemnities paid upon dismissal and the one-third extra holiday pay.

Civil — actions principally related to claims made against us by contractors in Brazil in connection with losses alleged to have been incurred by them as a result of various past Government economic plans during which full inflation indexation of contracts was not permitted, as well, as for accidents and land appropriations disputes.

Tax — tax-related actions principally comprise challenges initiated by us, on certain revenue taxes and value added taxes and uncertain tax positions. We continue to vigorously pursue our interests in all the above actions but recognize that we probably will incur some losses in the final instance, for which we have made provisions.

Judicial deposits are made by us following the courts requirements, in order to be entitled to either initiate or continue a legal action. These amounts are eventually released to us, upon receipt of a final favorable outcome from the legal action; in the case of unfavorable outcome, the deposits are delivered to the prevailing party.

Contingencies settled in March 31, 2008, December 31, 2007 and March 31, 2007 totaled US$128, US$331 and US$48, respectively. Additional provisions totaled US$22, US$364 and US$45, respectively, classified in other operating expenses.

In addition to the contingencies for which we have made provisions we are defendants on claims where in our opinion, and based on the advice of our legal counsel, the likelihood of loss is possible but not probable, in the total amount of US$2,363 at March 31, 2008, and for which no provision has been made.

(c)	At the time of our privatization in 1997, we issued shareholder revenue interests instruments known in Brazil as “debentures” to our then-existing shareholders, including the Brazilian Government. The terms of the “debentures”, were set to ensure that our pre-privatization shareholders, including the Brazilian Government, would participate alongside us in potential future financial benefits that we could be able to derive from exploiting our mineral resources. On April 2008 we paid as remuneration of these “debentures” the amounts of US$9.

(d)	We use various judgments and assumptions when measuring our asset retirement obligations. Changes in circumstances, law or technology may affect our estimates and we periodically review the amounts accrued and adjust them as necessary. Our accruals do not reflect unasserted claims because we are currently not aware of any such issues. Also the amounts provided are not reduced by any potential recoveries under cost sharing, insurance or indemnification arrangements because such recoveries are considered uncertain.

     The changes in the provisions for asset retirement obligations are as follows:

	Three-month period ended (unaudited)
	March 31,	December	March 31,
	2008	31,2007	2007
Provisions for asset retirement obligations beginning of period	975	859	676
Accretion expense	16	23	12
Liabilities settled in the current period	(3)	(8)	(3)
Revisions in estimated cash flows	(11)	83	14
Cumulative translation adjustment	(2)	18	—

Provisions for asset retirement obligations end of period	975	975	699

15	Assets and liabilities measured at fair value on a recurring basis
From January 1, 2008, we adopted SFAS No. 157 — “Fair value measurements”. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. However, on February 12, 2008, the FASB issued Staff Position 157-2 which delays the effective date of Statement 157 for all non financial assets and non financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. For items within its scope, this Staff Position defers the effective date of Statement 157 to fiscal years beginning after November 15, 2008. The adoption of Statement 157 did not generate a material impact on our financial position, except for required disclosures about fair value measurements.

In February 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of SFAS No. 115” (“SFAS 159”). SFAS 159 permits companies to choose to measure many financial instruments and certain other items at fair value in order to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement shall be effective as of the beginning of each reporting entity’s first fiscal year that begins after November 15, 2007. We expect that the adoption of such pronouncement will not generate a material impact on the Company’s financial position.

As required by SFAS 157, the following table discloses the assets and liabilities measured at fair value on a recurring basis (Unaudited):

	Fair value at the reporting date using
		Quoted prices in active	Quoted prices in active
		markets for identical	markets for identical
	Carrying amount	assets or liabilities,	assets or liabilities,
		(Level 1)	(Level 2)
Available-for-sale securities	731	731	—
Unrealized gains (losses) on derivatives	49	—	49
Short-term debt	(291)	—	(299)
Long-term debt	(20,210)	(5,435)	(15,481)
Other financial liabilities	(562)	—	(562)

16 Segment and geographical information
We adopt SFAS 131 “Disclosures about Segments of an Enterprise and Related Information” with respect to the information we present about our operating segments. SFAS 131 introduced a “management approach” concept for reporting segment information, whereby such information is required to be reported on the basis that the chief decision-maker uses internally for evaluating segment performance and deciding how to allocate resources to segments. We analyze our segment information on aggregated and disaggregated basis as follows:
Consolidated net income and principal assets are reconciled as follows:
Results by segment — before eliminations (Aggregated)

	Three-month period ended (unaudited)
	March 31, 2008							December 31, 2007							March 31, 2007
		(*) Non							(*) Non							(*) Non
	Ferrous	ferrous	Aluminum	Logistics	Others	Eliminations	Consolidated	Ferrous	ferrous	Aluminum	Logistics	Others	Eliminations	Consolidated	Ferrous	ferrous	Aluminum	Logistics	Others	Eliminations	Consolidated
RESULTS
Gross revenues — Foreign	5,578	2,861	859	21	72	(2,727)	6,664	5,904	2,978	841	22	87	(2,863)	6,969	4,415	3,482	813	14	22	(2,204)	6,542
Gross revenues — Domestic	880	91	193	365	56	(201)	1,384	1,116	113	217	388	1	(392)	1,443	770	109	159	331	—	(231)	1,138
Cost and expenses	(4,500)	(1,302)	(925)	(244)	(134)	2,928	(4,177)	(4,895)	(1,795)	(907)	(275)	(113)	3,255	(4,730)	(3,407)	(2,564)	(697)	(220)	(20)	2,435	(4,473)
Research and development	(50)	(70)	—	(20)	(50)	—	(190)	(84)	(92)	—	(26)	(60)	—	(262)	(16)	(59)	—	(2)	(36)	—	(113)
Depreciation, depletion and amortization	(288)	(399)	(42)	(30)	(7)	—	(766)	(262)	(404)	(36)	(29)	(6)	—	(737)	(197)	(149)	(20)	(25)	(1)	—	(392)

Operating income	1,620	1,181	85	92	(63)	—	2,915	1,779	800	115	80	(91)	—	2,683	1,565	819	255	98	(35)	—	2,702
Financial income	665	217	3	2	—	(832)	55	653	227	5	1	1	(829)	58	528	83	4	2	25	(521)	121
Financial expenses	(1,056)	(502)	(147)	(3)	(2)	832	(878)	(757)	(352)	30	(10)	33	829	(227)	(1,003)	(160)	(14)	(2)	(1)	521	(659)
Foreign exchange and monetary gains (losses), net	134	(28)	20	(2)	(12)	—	112	246	70	38	(5)	(45)	—	304	735	(8)	45	(3)	1	—	770
Gain on sale of investments	—	80	—	—	—	—	80	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	52	—	14	34	19	—	119	63	5	21	40	7	—	136	83	—	22	23	10	—	138
Income taxes	(21)	(331)	(17)	—	11	—	(358)	(298)	104	(30)	(2)	10	—	(216)	(394)	(200)	(45)	(3)	—	—	(642)
Minority interests	2	(46)	20	—	—	—	(24)	4	(86)	(72)	—	(11)	—	(165)	(21)	(88)	(102)	(2)	—	—	(213)

Net income	1,396	571	(22)	123	(47)	—	2,021	1,690	768	107	104	(96)	—	2,573	1,493	446	165	113	—	—	2,217

Sales classified by geographic destination:
Foreign market America, except United States	323	341	192	1	—	(203)	654	417	468	139	—	—	(240)	784	300	376	203	6	—	(217)	668
United States	80	583	104	1	—	(75)	693	102	517	145	—	24	(116)	672	95	650	69	—	22	(79)	757
Europe	1,883	689	373	16	1	(1,067)	1,895	1,949	636	378	22	—	(1,044)	1,941	1,373	551	348	3	—	(734)	1,541
Middle East/Africa/Oceania	240	58	44	—	—	(130)	212	204	134	45	—	63	(138)	308	194	111	44	—	—	(103)	246
Japan	618	341	136	1	39	(260)	875	551	392	134	—	—	(226)	851	425	526	149	—	—	(214)	886
China	1,874	296	10	1	—	(796)	1,385	1,958	400	—	—	—	(817)	1,541	1,662	268	—	4	—	(695)	1,239
Asia, other than Japan and China	560	553	—	1	32	(196)	950	723	431	—	—	—	(282)	872	366	1,000	—	1	—	(162)	1,205

	5,578	2,861	859	21	72	(2,727)	6,664	5,904	2,978	841	22	87	(2,863)	6,969	4,415	3,482	813	14	22	(2,204)	6,542
Domestic market	880	91	193	365	56	(201)	1,384	1,116	113	217	388	1	(392)	1,443	770	109	159	331	—	(231)	1,138

	6,458	2,952	1,052	386	128	(2,928)	8,048	7,020	3,091	1,058	410	88	(3,255)	8,412	5,185	3,591	972	345	22	(2,435)	7,680

(*) Other than Aluminum.

Operating segment — after eliminations (Disaggregated)

	As of and for the three-month period ended (unaudited)
	March 31, 2008
	Revenues									Property,	Addition to
								Depreciation,		Plant and	Property,
				Value	Net	Cost and		depletion and	Operating	Equipment,	Plant and
	Foreign	Domestic	Total	added tax	revenues	expenses	Net	amortization	income	Net	Equipment	Investments
Ferrous
Iron ore	2,606	510	3,116	(73)	3,043	(1,467)	1,576	(245)	1,331	17,304	664	61
Pellets	506	173	679	(40)	639	(470)	169	(29)	140	766	12	798
Manganese	31	9	40	(2)	38	(20)	18	(1)	17	82	1	—
Ferroalloys	177	113	290	(28)	262	(124)	138	(6)	132	160	2	—
Pig iron	29	—	29	—	29	(14)	15	(2)	13	198	—	—

	3,349	805	4,154	(143)	4,011	(2,095)	1,916	(283)	1,633	18,510	679	859
Non ferrous
Nickel and other products (*)	2,378	13	2,391	—	2,391	(980)	1,411	(372)	1,039	23,376	481	148
Potash	—	64	64	(4)	60	(29)	31	(7)	24	218	3	—
Kaolin	42	11	53	(2)	51	(56)	(5)	(7)	(12)	264	7	—
Copper concentrate	222	1	223	—	223	(106)	117	(17)	100	1,898	52	—
Alumina and bauxite	277	7	284	(1)	283	(274)	9	(30)	(21)	3,801	97	—
Aluminum	284	78	362	(16)	346	(236)	110	(12)	98	902	7	99

	3,203	174	3,377	(23)	3,354	(1,681)	1,673	(445)	1,228	30,459	647	247

Logistics
Railroads	—	296	296	(37)	259	(172)	87	(25)	62	1,748	13	375
Ports	11	55	66	(5)	61	(44)	17	(6)	11	1,677	44	—
Ships	—	—	—	—	—	(1)	(1)	—	(1)	34	—	110

	11	351	362	(42)	320	(217)	103	(31)	72	3,459	57	485
Others	101	54	155	(8)	147	(158)	(11)	(7)	(18)	2,951	242	1,351

	6,664	1,384	8,048	(216)	7,832	(4,151)	3,681	(766)	2,915	55,379	1,625	2,942

(*)	Includes nickel co-products and by-products (copper, precious metals, cobalt and others).

Operating segment — after eliminations (Disaggregated)

	As of and for the three-month period ended (unaudited)
	December 31, 2007
	Revenues									Property,	Addition to
								Depreciation,		Plant and	Property,
				Value	Net	Cost and		depletion and	Operating	Equipment,	Plant and
	Foreign	Domestic	Total	added tax	revenues	expenses	Net	amortization	income	Net	Equipment	Investments
Ferrous
Iron ore	2,818	531	3,349	(74)	3,275	(1,522)	1,753	(222)	1,531	17,031	958	60
Pellets	524	202	726	(46)	680	(490)	190	(26)	164	754	31	741
Manganese	21	8	29	(1)	28	(21)	7	(2)	5	79	1	—
Ferroalloys	181	102	283	(26)	257	(137)	120	(8)	112	168	12	—
Pig iron	24	—	24	—	24	(16)	8	(5)	3	198	5	—

	3,568	843	4,411	(147)	4,264	(2,186)	2,078	(263)	1,815	18,230	1,007	801
Non ferrous
Nickel and other products (*)	2,480	11	2,491	—	2,491	(1,398)	1,093	(370)	723	23,668	705	299
Potash	—	58	58	(3)	55	(35)	20	(7)	13	218	6	—
Kaolin	62	12	74	(2)	72	(40)	32	(10)	22	295	2	—
Copper concentrate	175	28	203	(6)	197	(146)	51	(21)	30	1,841	86	—
Alumina and bauxite	312	10	322	(8)	314	(282)	32	(26)	6	3,687	236	184
Aluminum	274	76	350	(16)	334	(210)	124	(11)	113	761	45	—

	3,303	195	3,498	(35)	3,463	(2,111)	1,352	(445)	907	30,470	1,080	483

Logistics
Railroads	—	322	322	(52)	270	(194)	76	(23)	53	1,735	462	342
Ports	11	56	67	(9)	58	(52)	6	(6)	—	1,371	58	—
Ships	—	—	—	—	—	—	—	—	—	36	—	107

	11	378	389	(61)	328	(246)	82	(29)	53	3,142	520	449
Others	87	27	114	(6)	108	(200)	(92)	—	(92)	2,783	140	1,189

	6,969	1,443	8,412	(249)	8,163	(4,743)	3,420	(737)	2,683	54,625	2,747	2,922

(*)	Includes nickel co-products and by-products (copper, precious metals, cobalt and others).

Operating segment — after eliminations (Disaggregated)

	As of and for the three-month period ended (unaudited)
	March 31, 2007
	Revenues									Property,	Addition to
								Depreciation,		Plant and	Property,
				Value	Net	Cost and		depletion and	Operating	Equipment,	Plant and
	Foreign	Domestic	Total	added tax	revenues	expenses	Net	amortization	income	Net	Equipment	Investments
Ferrous
Iron ore	1,975	475	2,450	(72)	2,378	(800)	1,578	(173)	1,405	13,747	347	44
Pellets	508	106	614	(23)	591	(409)	182	(18)	164	709	10	570
Manganese	3	3	6	(1)	5	(9)	(4)	(1)	(5)	65	—	—
Ferroalloys	94	43	137	(11)	126	(107)	19	(4)	15	172	3	—
Pig iron	22	—	22	—	22	(20)	2	(1)	1	165	21	—

	2,602	627	3,229	(107)	3,122	(1,345)	1,777	(197)	1,580	14,858	381	614
Non ferrous
Nickel and other products (*)	3,156	43	3,199	—	3,199	(2,333)	866	(126)	740	18,588	434	294
Potash	—	32	32	(2)	30	(21)	9	(5)	4	187	6	—
Kaolin	42	8	50	(2)	48	(50)	(2)	(7)	(9)	280	31	—
Copper concentrate	121	25	146	(5)	141	(77)	64	(11)	53	1,482	40	—
Alumina and bauxite	253	72	325	(3)	250	(185)	65	(11)	54	2,628	114	122
Aluminum	324	—	324	(15)	381	(179)	202	(9)	193	435	15	—

	3,896	180	4,076	(27)	4,049	(2,845)	1,204	(169)	1,035	23,600	640	416

Logistics
Railroads	—	242	242	(41)	201	(111)	90	(21)	69	748	8	256
Ports	3	63	66	(12)	54	(38)	16	(3)	13	837	7	—
Ships	11	12	23	(2)	21	(23)	(2)	(2)	(4)	52	8	—

	14	317	331	(55)	276	(172)	104	(26)	78	1,637	23	256
Others	30	14	44	(2)	42	(33)	9	—	9	1,070	62	1,644

	6,542	1,138	7,680	(191)	7,489	(4,395)	3,094	(392)	2,702	41,165	1,106	2,930

(*)	Includes nickel co-products and by-products (copper, precious metals, cobalt and others).

17	Derivative financial instruments

We address some market risks through the use of derivative instruments. Considering the nature of our business and operations, the principal market risks we face are:
•	interest rate risk,

•	exchange rate risk, and

•	product price risk.
We hedge our market risk only when considered necessary to support our corporate strategy or to maintain our target level of financial flexibility. Our risk management activities are conducted in accordance with the risk management policy, which generally prohibits speculative trading. We monitor and evaluate our overall position regularly in order to evaluate financial results and impact on our cash flow.

Considering the derivatives entered into since January 1, 2007, the contracts set with the objective of protecting against aluminum price volatility were designated as cash flow hedges. The effect of hedge accounting was not relevant to date.

The asset (liability) balances and the change in fair value of derivative financial instruments are as follows (unaudited):

	Interest		Products of
	Rates /		aluminum
	Currencies	Gold	area	Copper	Nickel	Platinum	Total
Unrealized gains (losses) at January 1, 2008	626	(36)	(98)	(188)	42	(24)	322
Financial settlement	(27)	11	25	61	—	9	79
Unrealized gains (losses) in the period	(10)	(8)	(174)	(117)	(36)	(16)	(361)
Effect of exchange rate changes	11	(1)	(1)	—	—	—	9

Unrealized gains (losses) at March 31, 2008	600	(34)	(248)	(244)	6	(31)	49

Unrealized gains (losses) at October 1, 2007	649	(39)	(176)	(356)	3	(25)	56
Financial settlement	(200)	10	16	63	26	5	(80)
Unrealized gains (losses) in the period	149	(5)	67	106	13	(4)	326
Effect of exchange rate changes	28	(2)	(5)	(1)	—	—	20

Unrealized gains (losses) at December 31, 2007	626	(36)	(98)	(188)	42	(24)	322

Unrealized gains (losses) at January 1, 2007	(10)	(53)	(318)	(298)	16	(20)	(683)
Financial settlement	2	12	29	38	(12)	—	69
Unrealized gains (losses) in the period	159	(3)	8	(49)	(24)	(6)	85
Effect of exchange rate changes	4	(2)	(12)	3	—	—	(7)

Unrealized gains (losses) at March 31, 2007	155	(46)	(293)	(306)	(20)	(26)	(536)

(*)	At December 31, 2007, US$ 5 was recorded in long-term liabilities.
Except for new derivative contracts as described above unrealized gains (losses) in the period are included in our income statement under the caption of financial expenses and foreign exchange and monetary gains (losses), net.

Final maturity dates for the above instruments are as follows:

Gold	December 2008
Interest rates / Currencies	September 2019
Products of the aluminum area	December 2008
Copper concentrate	December 2008
Nickel	December 2009
Platinum	December 2008

We consider the effective management of risk a key objective to support our growth strategy and financial flexibility. In furtherance of this objective, the Board of Directors has established an enterprise market risk management policy and a risk management committee. Under the policy, we measure, monitor, and manage risk at the portfolio level, using a single framework, and consider the natural diversification of our portfolio. We hedge our market risk only when considered necessary to support our corporate strategy or to maintain our target level of financial flexibility. The risk management committee assists our Executive Directors in overseeing and reviewing information regarding our enterprise risk management and framework, including the significant policies, procedures and practices employed to manage risk. Our enterprise risk management policy is designed to promote an effective risk management system and to ensure that enterprise-level risks are reported at least quarterly to the risk management committee.

Under US GAAP, all derivatives, whether designated in hedging relationships or not, are required to be recorded in the balance sheet at fair value. A derivative must be designated in a hedging relationship in order to qualify for hedge accounting. These requirement include a determination of what portions of hedges are deemed to be effective versus ineffective. In general, a hedging relationship is effective when a change in the fair value of the derivative is offset by an equal and opposite change in the fair value of the underlying hedged item. In accordance with these requirements, effectiveness tests are performed in order to assess effectiveness and quantify ineffectiveness for all designated hedges. At March 31, 2008, we had outstanding cash flow hedges. A cash flow hedge is a hedge of the exposure to variability in expected future cash flows that is attributable to a particular risk such as a forecasted purchase or sale. If a derivative is designated as a cash flow hedge, the effective portions of the changes in the fair value of the derivative are recorded in other comprehensive income and are recognized in earnings when the hedged item affects earnings. Ineffective portions of changes in the fair value of the derivatives designated as hedges are recognized in earnings. Under US GAAP, if a portion of a derivative contract is excluded for purposes of effectiveness testing, such as time value, the value of such excluded portion is included in earnings. At March 31, 2008, unrealized net gains in respect of derivative instruments which were not qualified for hedge accounting under US GAAP amounted to US$ 311.

Over-the-counter (OTC) forward and zero-cost collar aluminum contracts are used to reduce financing the effect of fluctuations in the price of aluminum with respect to forecasted sales of aluminum and alumina. These contracts have been designated as a hedge to our exposure to variability in future cash flows associated with our aluminum and alumina sales. There was no hedge ineffectiveness regarding these contracts since the inception of our cash flow hedge accounting program. At March 31, 2008, US$ 27 of deferred net losses on derivative instruments were recorded in other comprehensive income. The maximum term over which cash flows are hedged is 24 months.

18	Subsequent events

In April 2008 the Board of Directors approved the payment of US$1.25 billion related to the first installment of the remuneration of the stockholders’ equity for 2008.

In April 2008 we will pay additional interest to holders of the mandatorily convertible notes (notes) RIO and RIO P, equal to an amount in U.S. dollars equivalent to R$ 0.819988 and R$ 0.973215, respectively.

In April 2008 we closed a contract for a committed credit facility totaling US$4.2 billion with Banco Nacional de Desenvolvimento Econômico e Social (BNDES), the Brazilian National Development Bank, available for 60 months and with a 10-year tenor, with a view to financing part of our investment plan for 2008-12, in the amount of US$ 59 billion.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: July 1, 2008	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations